Exhibit 99.1
FOR IMMEDIATE RELEASE
SoftBank Group, Grab and PETROS Plan to Invest US$1 Billion to
Develop AI Infrastructure in Sarawak
•Builds on the Framework Agreement signed in Kuching on October 8, 2026, advancing the partnership into the joint development phase
•Sarawak's AI infrastructure project to be led and majority-owned by SoftBank
Group, with Grab and PETROS as strategic partners, with a long-term target of five gigawatts of AI compute capacity
•PETROS to contribute its expertise in energy and infrastructure development through its role in advancing the Sarawak Gas Roadmap and as Master Developer of the Kuching Low-Carbon Hub
•Initiative supports Malaysia's ambition under AI Nation 2030 and Sarawak's Post
COVID-19 Development Strategy 2030
TOKYO, SINGAPORE and KUCHING, November 9, 2026 – SoftBank Group Corp.
(TSE: 9984, “SBG”, and together with its subsidiaries and affiliates, the “SoftBank
Group”), Grab Holdings Limited (NASDAQ: GRAB) (“Grab”) and Petroleum Sarawak
Berhad (“PETROS”) today announced the signing of a Joint Development Agreement
(JDA) in connection with plans for US$1 billion (approximately RM4.07 billion) in initial combined seed capital to develop AI infrastructure in Sarawak.
Building on the Framework Agreement signed by the three parties in Kuching, Malaysia, on October 8, 2026, the JDA marks the next phase of the partnership to advance plans to develop AI infrastructure in Sarawak by combining SoftBank Group's global AI and technology capabilities, Grab's digital and AI expertise, and PETROS' local energy and infrastructure development experience. The collaboration aims to build towards a long-
term target of five gigawatts of AI compute capacity and will also explore opportunities across the wider AI value chain, including AI compute and services, advanced technologies, robotics, local workforce and community development, in Sarawak,
Malaysia.
The proposed initial investment in the Sarawak project is US$1 billion, comprising
US$800 million from SoftBank Group, US$100 million from Grab and US$100 million from PETROS. The proposed investment will be deployed in stages subject to projects achieving key development and customer contract milestones, and the necessary closing conditions.
The investment forms part of a multi-year plan to develop AI compute capacity in
Sarawak. The parties will also seek additional investors and hyperscaler customers to support the project's development and long-term expansion.
“We are proud to work with Sarawak to advance AI for the benefit of the region and its people. Together with Grab and PETROS, we aim to create lasting opportunities in
Sarawak and support the development of technology-driven economic activity across
Malaysia and the wider region,” said Masayoshi Son, Chairman and CEO of SoftBank
Group Corp.
“Sarawak's focus on sustainable energy use and long-term vision make it a natural home for AI infrastructure that can serve all of Southeast Asia. Grab is proud to support
SoftBank Group and PETROS in building it, and to bring our experience developing AI tools for millions of users, merchant- and driver-partners to help ensure these capabilities create high-value jobs and opportunities for Sarawakians,” said Dato’
Anthony Tan, co-founder, Chairman and Chief Executive Officer of Grab.
“This is about preparing Sarawak for its next phase of economic transformation beyond oil and gas. We want to build a high-income economy where technology and innovation create new industries, opportunities and high-value jobs for Sarawakians. By bringing advanced AI and computing capabilities closer to our local businesses, industries and talents, we can strengthen their capabilities, improve competitiveness and enable greater participation in the digital economy,” said Dato Janin Girie, PETROS Group
Chief Executive Officer.
Through the Sarawak Gas Roadmap, PETROS is advancing critical gas infrastructure to strengthen Sarawak's energy security and support its industrial expansion. As the
Master Developer of the Kuching Low-Carbon Hub, PETROS is also building an integrated low-carbon industrial ecosystem that brings together upstream development, carbon capture solutions, LNG-to-Power, downstream processing, industrial parks, gas terminals and deep-sea port infrastructure. These strategic initiatives are establishing the energy and industrial foundations needed to attract investment and enable the growth of emerging high-value industries, including AI.
Sarawak’s abundant energy resources, established power generation capacity and growing digital economy ambitions, provide a strong foundation for the development of large-scale AI infrastructure. These investments will support Malaysia's ambition to become a regional AI hub, while creating opportunities for Sarawak to diversify its economy and move towards higher-value industries.
Once fully operational, the facilities are expected to be amongst the largest AI infrastructure of their kind in Asia, providing governments, multinational companies and small businesses with reliable access to advanced computing capabilities.
The project will be developed in close collaboration with Malaysia's Federal Government and the Sarawak Government, aligning with the National AI Action Plan 2026–2030 (AI
Nation 2030) to position Malaysia as an inclusive and sustainable AI nation, as well as
Sarawak's long-term development aspiration under the Post COVID-19 Development
Strategy 2030.
=== END ===
About SoftBank Group Corp.
The SoftBank Group invests in breakthrough technology to improve the quality of life for people around the world. The SoftBank Group is comprised of SoftBank Group Corp.
(TSE: 9984), an investment holding company that includes stakes in AI, smart robotics,
IoT, telecommunications, internet services, and clean energy technology providers, as well as a majority stake in Arm, which is building the future of computing; and the
SoftBank Vision Funds, which are investing to help transform industries and shape new ones. To learn more, please visit https://group.softbank/en.
About Grab
Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 900 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore,
Thailand and Vietnam – Grab enables millions of people every day to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. We operate supermarkets in Malaysia under Jaya Grocer and Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. As part of our financial services offerings, we also provide digital banking services through
GXS Bank in Singapore, GXBank in Malaysia and Superbank in Indonesia, as well as retail wealth management and investment services through Stash in the United States.
Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.
About PETROS
Petroleum Sarawak Berhad (PETROS) is Sarawak's state-owned integrated energy company and a key growth engine for the State. Established in 2017 and headquartered in Kuching, PETROS operates across the energy value chain, supporting a low-carbon future through strong governance, operational excellence, and a workforce committed to advancing Sarawak's development. Visit https://www.petroleumsarawak.com/ for more information.
For media queries, please contact:
SoftBank Group Corp.: sbpr@softbank.co.jp
Grab: press@grab.com
PETROS: CorporateCommunications@petroleumsarawak.com
Forward-Looking Statements
This press release contains statements other than statements of historical fact, or
“forward-looking statements,” including those that may fall within the “safe harbor”
provisions of the U.S. Private Securities Litigation Reform Act of 1995, where applicable.
Some of these forward-looking statements can be identified by the use of words such as
“anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,”
“should,” “could,” “would,” “may,” “will,” “forecast,” “opportunity,” “potential,” or other similar expressions. Such statements include, without limitation, statements regarding the development of AI infrastructure projects in Sarawak, the work plan, governance and staged funding under the joint development agreement, the formation and capitalisation of the joint venture entity, cooperation among SoftBank Group, Grab and PETROS (the
“Companies”), contributions by the Companies to the projects, and the expected benefits of the initiative. These statements are based on the views, expectations and assumptions of the relevant Company or Companies as of the date of this press release and therefore should not be relied upon as necessarily indicative of future results.
Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by these statements. These factors include, but are not limited to:
(i) the possibility that the Companies will not enter into definitive agreements, that the
Companies will not reach agreement on definitive investment and governance terms, or that the projects will not proceed on the contemplated terms or at all;
(ii) uncertainties relating to the outcome of due diligence, each party's internal approvals, required governmental or regulatory approvals and permits in Malaysia or other relevant jurisdictions, and financing for the projects;
(iii) the possibility that suitable land, competitively priced and reliable power, connectivity, or contracted customer demand will not be secured, or that milestones required to release development funding will not be met;
(iv) changes in demand for or pricing of AI compute and related services, technological developments, competition, or other market conditions;
(v) the possibility that technical, commercial or regulatory assessments will show that the projects are not feasible or cannot be implemented at the contemplated scale or within the contemplated timeframe;
(vi) the possibility that the initiative will require substantial capital and resources to succeed, and that it may not succeed or deliver the expected benefits even if such capital and resources are committed; and
(vii) changes in applicable laws, regulations or government policies.
The joint development agreement contains binding development and funding obligations, but the terms of each Company's investment and the operational terms of the joint venture entities remain subject to definitive agreements and the conditions described above. You should also consider the risks concerning Grab described in
Grab's annual report on Form 20-F for the year ended December 31, 2025 and other filings with the U.S. Securities and Exchange Commission.
You are cautioned not to place undue reliance on these forward-looking statements.
These statements speak only as of the date of this press release. None of the
Companies undertakes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.